Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to its shareholders and to the market that its subsidiary Itaú Unibanco S.A. has executed an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

Currently, MasterCard provides routing services for transactions in credit and debit cards bearing Itaú Unibanco’s proprietary brands and the Strategic Alliance represents an opportunity for Itaú Unibanco to further strengthen its relationship with MasterCard. During the 20-year term of this expanded alliance, Itaú Unibanco and MasterCard will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain vetos and approval rights. Such new electronic payments network will operate under a brand with domestic and international acceptance.

Itaú Unibanco’s objectives with the Strategic Alliance are (a) to focus on the growth of its issuing and acquiring businesses, mostly related to such new payment solutions network, (b) to access new payment solutions technologies, (c) to realize important gains of scale and efficiency, and (d) to capitalize on MasterCard’s expertise in the management of payment solutions’ brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent, including the approval by the appropriate regulatory authorities.

The Strategic Alliance is not expected to have a material impact on Itaú Unibanco’s results in this fiscal year.

Itaú Unibanco takes the opportunity to reaffirm, with this transaction, its commitment to the Brazilian market and to the creation of long-term value to its shareholders.

São Paulo-SP, March 16, 2015.

MARCELO KOPEL
Investor Relations Officer